FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   June 2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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NOTICE

At the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Ltd. held on June 29, 2008 all resolutions on the attached agenda (1-8) were approved by the shareholders.

Teva Pharmaceutical Industries Ltd.

Agenda - Annual Meeting of Shareholders

June 29, 2008

1. To receive and discuss the Company`s consolidated balance sheet as of December 31, 2007 and the consolidated statements of income for the year then ended.

2. To approve the Board of Directors` recommendation that the cash dividend for the year ended December 31, 2007, which was paid in four installments and aggregated NIS 1.60 (approximately US$0.39, according to the applicable exchange rates) per ordinary share (or ADR), be declared final.

3. To elect the following four persons to the Board of Directors, each to serve as a director for a three-year term: Eli Hurvitz, Ruth Cheshin, Harold Snyder and Ory Slonim.

4. To appoint Dr. Leora (Rubin) Meridor as a statutory independent director (as defined below) for an additional term of three years, following the expiration of her second term of appointment in December 2008.

5. To approve the purchase of directors` and officers` liability insurance for the directors and officers of the Company and its subsidiaries, with annual coverage of up to $350 million for the period commencing on June 1, 2008 and ending no later than the later of the 2011 annual meeting of shareholders and June 1, 2011.

6. To approve an increase in the per meeting cash remuneration paid to the directors of the Company to NIS 7,226 (approximately US$2,000) and in certain cases, as described in the proxy statement, NIS 10,839 (approximately US$3,000).

7. To approve the Company`s 2008 employee stock purchase plan for U.S. employees, replacing a similar existing plan expiring shortly.

8. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company`s independent registered public accounting firm until the 2009 Annual Meeting of Shareholders and to authorize the audit committee to determine their compensation and the Board of Directors to ratify such determination.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: June 29, 2008

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